May 22, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549

Re:	GEN Restaurant Group, Inc. Registration Statement on Form S-3 File No. 333-296041

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of GEN Restaurant Group, Inc., respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 so that the same shall become effective at 4:00 p.m. Eastern Time on May 27, 2026, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Ben A. Stacke of Faegre Drinker Biddle & Reath LLP at (612) 766-6836. Thank you for your assistance and cooperation in this matter.

Sincerely,

/s/ Thomas V. Croal

Thomas V. Croal

Chief Financial Officer

cc:	Ben A. Stacke, Esq., Faegre Drinker Biddle & Reath LLP
Griffin D. Foster, Esq., Faegre Drinker Biddle & Reath LLP